UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.1)(1)

Sun-Times Media Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

86688Q100

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K Capital Offshore Master Fund (U.S. Dollar), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 654,493 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 654,493 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 654,493 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K Capital Structure Arbitrage Offshore, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,216,517 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,216,517 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,216,517 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 6.5%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K Capital CIP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 108,400 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 108,400 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,400 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,979,410 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,979,410 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,979,410 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) IA/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,979,410 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,979,410 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,979,410 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harwich Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,979,410 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,979,410 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,979,410 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abner Kurtin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,979,410 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,979,410 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,979,410 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Sun-Times Media Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 350 North Orleans Street, 10-S Chicago, IL 60654-1771

Item 2.
(a)

Name of Person Filing
K Capital Offshore Master Fund (U.S. Dollar), L.P.

K Capital Structure Arbitrage Offshore, L.P.

K Capital CIP, L.P.

K Capital Management, LLC (Investment Manager of K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital Structure Arbitrage Offshore, L.P., and K Capital CIP, L.P.)

K Capital Partners, LLC (General Partner of K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital Structure Arbitrage Offshore, L.P., and K Capital CIP, L.P)

Harwich Capital Partners, LLC (Managing Member of K Capital Partners, LLC)

Abner Kurtin (Managing Member of Harwich Capital Partners, LLC)

(b)

Address of Principal Business Office or, if none, Residence
Each of the above reporting persons (except K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital Structure Arbitrage Offshore, L.P., and K Capital CIP, L.P.) has its business address at:

75 Park Plaza

Boston, MA  02116

K Capital Offshore Master Fund (U.S. Dollar), L.P. and K Capital Structure Arbitrage Offshore, L.P. have their registered address at the offices of:

Walkers SPV Limited

Walker House, P.O. Box 908GT

Mary Street

George Town, Cayman Islands

K Capital CIP, L.P. has its registered address at the offices of: Walker Smiths Qwomar Complex, 4th Floor PO Box 3170, Road Town Tortola British Virgin Islands
(c)

Citizenship
Mr. Kurtin is a United States Citizen.  Harwich Capital Partners, LLC and K Capital Partners, LLC were organized under the laws of Delaware.  K Capital Management, LLC was organized under the laws of Massachusetts.  K Capital Offshore Master Fund (U.S. Dollar), L.P. and K Capital Structure Arbitrage Offshore, L.P. were organized under the laws of the Cayman Islands.  K Capital CIP, L.P. was organized under the laws of the British Virgin Islands.

	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number CUSIP No. 86688Q100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2006, the reporting persons may be deemed to beneficially own 7.7% of the outstanding shares of Class A Common Stock of Sun-Times Media Group, Inc.  The percentages used herein are calculated based upon the 64,994,088 shares of Class A Common Stock issued and outstanding as of October 31, 2006 as reflected in the Company’s Form 10-Q for the fiscal quarterly period ended October 31, 2006.

(a)

Amount beneficially owned:

i.              K Capital Offshore Master Fund (U.S. Dollar), L.P.:  654,493

ii.             K Capital Structure Arbitrage Offshore, L.P.:   4,216,517

iii.            K Capital CIP, L.P.:  108,400

iv.            K Capital Management, LLC:  4,979,410

v.             K Capital Partners, LLC:  4,979,410

vi.            Harwich Capital Partners, LLC:  4,979,410

vii.           Abner Kurtin:  4,979,410

(b)

Percent of class:

i.              K Capital Offshore Master Fund (U.S. Dollar), L.P.:  1.0%

ii.             K Capital Structure Arbitrage Offshore, L.P.:   6.5%

iii.            K Capital CIP, L.P.:  0.2%

iv.            K Capital Management, LLC:  7.7%

v.             K Capital Partners, LLC:  7.7%

vi.            Harwich Capital Partners, LLC:  7.7%

vii.           Abner Kurtin:  7.7%

(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

                i.              K Capital Offshore Master Fund (U.S. Dollar), L.P.:  654,493

                ii.             K Capital Structure Arbitrage Offshore, L.P.:   4,216,517

                iii.            K Capital CIP, L.P.:  108,400

                iv.            K Capital Management, LLC:  4,979,410

                v.             K Capital Partners, LLC:  4,979,410

                vi.            Harwich Capital Partners, LLC:  4,979,410

                vii.           Abner Kurtin:  4,979,410

(ii) Shared power to vote or to direct the vote Not Applicable
(iii)

Sole power to dispose or to direct the disposition of

                i.              K Capital Offshore Master Fund (U.S. Dollar), L.P.:  654,493

                ii.             K Capital Structure Arbitrage Offshore, L.P.:   4,216,517

                iii.            K Capital CIP, L.P.:  108,400

                iv.            K Capital Management, LLC:  4,979,410

                v.             K Capital Partners, LLC:  4,979,410

                vi.            Harwich Capital Partners, LLC:  4,979,410

                vii.           Abner Kurtin:  4,979,410

(iv) Shared power to dispose or to direct the disposition of Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Various persons, as interest holders of K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital Structure Arbitrage Offshore, L.P., and K Capital CIP, L.P., or otherwise as clients of K Capital Partners, LLC and/or K Capital Management, LLC, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Common Stock of Sun-Times Media Group, Inc.  To the knowledge of the persons filing this report, no one such person’s interest in Class A Common Stock of Sun-Times Media Group, Inc. is more than five percent of the total outstanding Class A Common Stock thereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 14th day of February, 2007.

K Capital Management, LLC

By:	/s/ Robert T. Needham
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

K Capital Partners, LLC

By:	/s/ Robert T. Needham
	By:	Harwich Capital Partners, LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

Harwich Capital Partners, LLC

By:	/s/ Robert T. Needham
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:	/s/ Robert T. Needham
	By:	K Capital Partners, LLC, General Partner
	By:	Harwich Capital Partners, LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

K Capital Structure Arbitrage Offshore, L.P.

By:	/s/ Robert T. Needham
	By:	K Capital Partners, LLC, General Partner
	By:	Harwich Capital Partners, LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

K Capital CIP, L.P.

By:	/s/ Robert T. Needham
	By:	K Capital Partners, LLC, General Partner
	By:	Harwich Capital Partners, LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

Abner Kurtin*

By:	/s/ Robert T. Needham
Robert T. Needham
Attorney in Fact

*Power of attorney, dated as of September 4, 2001, by Abner Kurtin is currently on file with the Securities and Exchange Commission and are incorporated herein by reference.

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of Class A Common Stock of Sun-Times Media Group, Inc., and that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 14th day of February, 2007.

K Capital Management, LLC

By:	/s/ Robert T. Needham
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

K Capital Partners, LLC

By:	/s/ Robert T. Needham
	By:	Harwich Capital Partners, LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

Harwich Capital Partners, LLC

By:	/s/ Robert T. Needham
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:	/s/ Robert T. Needham
	By:	K Capital Partners, LLC, General Partner
	By:	Harwich Capital Partners, LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

K Capital Structure Arbitrage Offshore, L.P.

By:	/s/ Robert T. Needham
	By:	K Capital Partners, LLC, General Partner
	By:	Harwich Capital Partners, LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

K Capital CIP, L.P.

By:	/s/ Robert T. Needham
	By:	K Capital Partners, LLC, General Partner
	By:	Harwich Capital Partners, LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

Abner Kurtin*

By:	/s/ Robert T. Needham
Robert T. Needham
Attorney in Fact

*Power of attorney, dated as of September 4, 2001, by Abner Kurtin is currently on file with the Securities and Exchange Commission and are incorporated herein by reference.